February 23, 2016

Via Edgar

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Office of Information

Technologies and Services

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Palo Alto Networks, Inc.
Form 8-K
Filed November 23, 2015
Form 10-K for the Fiscal Year Ended July 31, 2015
Filed September 17, 2015
File No. 001-35594
SEC Comment Letter Dated February 16, 2016

Dear Mr. Wilson:

Palo Alto Networks, Inc. (the “Company”) hereby respectfully requests an extension until March 8, 2016 for the Company to provide its response to the comments contained in the Staff”s letter dated February 16, 2016 (the “Comment Letter”). The extension is needed to provide additional time to gather and review information in connection with the Company’s response to the Comment Letter. Please do not hesitate to contact me at (408) 753-4000 should you have any questions. Thank you in advance.

Sincerely,

/s/ Jeffrey C. True
Jeffrey C. True
Senior Vice President & General Counsel

cc:	Morgan Youngwood, Staff Accountant,
U.S. Securities and Exchange Commission